

Star Equity Fund, LP

Our Plan for Change at Servotronics, Inc.

SERVOTRONICS, INC.

NYSE American: SVT

May 19, 2023

Disclaimer

The materials contained herein (the "Materials") represent the opinions of Star Equity Fund, LP and the other participants named in the proxy solicitation (collectively, the "Star Equity") and are based on publicly available information with respect to Servotronics, Inc. ("SVT" or the "Company"). Star Equity recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Star Equity's conclusions. Star Equity reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Star Equity disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Star Equity herein are based on assumptions that Star Equity believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Star Equity currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Star Equity from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Star Equity discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Star Equity expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Star Equity. Although Star Equity believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Star Equity will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Star Equity has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

History and Background

Our History as an SVT Shareholder

- Star Equity began researching Servotronics, Inc. ("SVT" or the "Company") as a potential investment idea in late 2020 including studying its financial and operating performance as well as its corporate governance

- Through our ongoing monitoring, Star Equity noticed the voting results from SVT's 2021 Annual Meeting of stockholders reflected a high level of "WITHHOLD" votes for all Board members, especially Edward Cosgrove (39% of votes cast)

- In early June 2021, Star Equity commenced acquiring shares of SVT with the thesis that the shares were undervalued and could appreciate substantially if the Company improved its corporate governance (as evidenced by the significant display of shareholder frustration at the 2021 Annual Meeting) as well as its financial and operational performance

- In the months following SVT's 2021 Annual Meeting, we noticed further issues with SVT's leadership and governance, including the removal of the CEO and Chairman following an internal investigation into allegations of malfeasance occurring at the Company under the watch of current directors Christopher Marks and Edward Cosgrove

- We noticed that for many years, SVT disclosed the bare minimum to its shareholders and failed to make any visible effort to engage with or attract investors; in particular, we noticed:
    - SVT did not issue full earnings releases or conduct earnings calls
    - SVT's financials were inadequate to give shareholders a robust view, with their income statement just consisting of a few line items
    - SVT provided very little commentary regarding its historical results and did not issue guidance
    - The Company did not present at investor conferences
    - SVT's investor relations website did not allow investors to sign up for email alerts for its news releases
    - There was no sell side research coverage of SVT

- At various points in 2021, Star Equity made numerous attempts to engage in dialogue with the Company regarding its performance and future plans, but never received any return phone calls or return emails

- In early 2022, following the Company ignoring our outreach combined with the lack of public information or shareholder communication channels, we concluded that Board composition needed to change for anything to change at the Company; accordingly, we nominated director candidates for election at the Company's 2022 Annual Meeting of shareholders

Since that time, the SVT Board Has Been Completely Reactive to Star Equity's Efforts to Improve Governance and Enhance Value for All Shareholders

SVT Board Has Been Reactive, not Proactive

Star Equity Action

Feb. 28, 2022

Star Equity issued a press release announcing nomination of candidates for election to the Board at the 2022 Annual Meeting



Result

April 27, 2022

After refusing to engage in settlement negotiations or seriously consider any of Star Equity nominees, Servotronics announced appointment of Karen Howard and Evan Wax to the Board and the resignation of Jason Bear

Incumbents led by Board Chair Chris Marks made changes to SVT's Amended and Restated By-Laws impeding stockholder rights

SVT Board Has Been Reactive, not Proactive

Star Equity Action

May 24, 2022

Star Equity withdrew its director nomination and issued a press release encouraging SVT stockholders to vote "WITHHOLD" on the re-election of Mr. Cosgrove and Mr. Gygax. Additionally, multiple frustrated stockholders reached out to Star Equity expressing support for Star Equity's withhold campaign



Result

June 15, 2022

Servotronics filed a Current Report on Form 8-K disclosing the results of the 2022 Annual Meeting, at which **54% and 51% of votes cast voted "WITHHOLD" on Messrs. Cosgrove and Gygax, respectively**; in addition, the majority of stockholders voted against the Company's 2021 "say on pay" proposal

SVT Board Has Been Reactive, not Proactive

Star Equity Action

June 23, 2022

Star Equity issued a press release highlighting the 2022 Annual Meeting results showing a high level of stockholder frustration despite the recent changes and called on both Messrs. Cosgrove and Gygax to resign from the Board immediately. Star Equity Further noted that the majority of stockholders voted "against" "say on pay" despite recent changes to the Board's composition



Result

Despite the overwhelming stockholder support for our withhold campaign, the vote "against" say on pay, and our press release calling for the resignation of the incumbents Cosgrove and Gygax, **the Company never responded nor made any changes**

SVT Board Has Been Reactive, not Proactive

Star Equity Action

October 20, 2022

Star Equity privately presented SVT's CEO with a preliminary, non-binding IOI to explore a potential combination of the two companies

Star Equity indicated it would be willing to pay a premium to SVT's Oct 19, 2022, closing Common Stock price



Result

October 21, 2022

Servotronics CEO William Farrell confirmed receipt of the proposal and confirmed he shared it with the Company's other directors

SVT Board Has Been Reactive, not Proactive

Star Equity Action

October 21- November 1, 2022
Star Equity's CEO, Richard Coleman, emailed and called Servotronics' CEO, William Farrell, multiple times and received no response



Result

November 1, 2022
Servotronics CEO William Farrell issued a public letter to stockholders vaguely describing his optimism for the future of SVT under his leadership

November 2, 2022
Mr. Farrell responded to the proposal **declining to engage in conversations** with Star Equity citing "significant risks" and the need to "safeguard shareholders' best interests" without even attempting to engage to learn more about Star Equity or discuss its proposal; Mr. Farrell refused to speak by phone or meet in person

SVT Board Has Been Reactive, not Proactive

Star Equity Action

November 14, 2022

Star Equity filed its initial 13D with the SEC disclosing ownership of approx. 5.16% and issued a press release highlighting the Board's inaction and apparent apathy toward SVT's stockholders



Result

November 16, 2022

Servotronics issued a press release responding to Star Equity, citing the Board's commitment to its fiduciary duty to stockholders and delivering superior long-term results via its "strategic plan" without providing any details of this plan

SVT Board Has Been Reactive, not Proactive

Star Equity Action

February 14, 2023

Star Equity filed its amendment no. 2 to the Schedule 13D and issued a press release announcing its director nominations for the 2023 Annual Meeting and stressing the need for further change on the board in order to improve outcomes for stockholders



Result

February 15, 2023

Servotronics filed a Current Report on Form 8-K disclosing the appointment of Brent Baird to the Board and the resignation of Lucion Gygax

SVT Board Has Been Reactive, not Proactive

Star Equity Action

February 17, 2023

Mr. Coleman sent a letter to Mr. Farrell asking to schedule a management meeting and tour of the Company's facilities to gain a more thorough understanding of the Company's operations



Result

February 21, 2023

Mr. Farrell sent a letter to Mr. Coleman declining Star Equity's request stating the proposed meeting would be "highly inappropriate in light of Star Equity's recent actions"

SVT Board Has Been Reactive, not Proactive

Star Equity Action

March 7, 2023
Mr. Eberwein, Executive Chairman of Star Equity, had a telephone call with Board member Evan Wax and expressed his dissatisfaction with SVT's poor financial and operating performance, harmful changes to corporate governance and lack of any action or plan for improvements and urged him to consider Star Equity's nominees for the 2023 Annual Meeting more carefully especially Mr. Pomeroy given his significant aerospace experience



Result

March 23, 2023
Members of the Nominating and Corporate Governance committee interviewed Mr. Pomeroy

March 24, 2023
The Company filed its preliminary proxy statement with the SEC **just one day after interviewing Mr. Pomeroy**

Star Equity noticed the unusual timing of this filing which would typically occur after the Company filed its Form 2022 10-K

SVT Board Has Been Reactive, not Proactive

Star Equity Action

2022 - 2023
In its various press releases and communications, Star Equity urged SVT to strategically reevaluate the ailing CPG division and to formulate a clear strategic plan



Result

March 30, 2023
The Company announced the Board authorization of a review of strategic alternatives for the Company's Consumer Products Group division ("CPG")

April 4, 2023
The Company issued a press release describing its strategic vision for maximizing long-term shareholder value. The Company also published a presentation on its strategic vision, approximately one year after Mr. Farrell was named CEO

SVT Board Has Been Reactive, not Proactive

Star Equity Action

April 11-25, 2023

Mr. Eberwein and Mr. Wax discussed alternatives regarding a potential resolution to the election contest, including the appointment of a single Star Equity representative and Mr. Cosgrove not pursuing reelection at the 2023 annual meeting



Result

April 25, 2023

Mr. Wax indicated that the Company is not prepared to add either of Star Equity's candidates to the Board or to modify the incumbent director slate, including Mr. Cosgrove, who failed to receive a majority of votes cast "for" his election at the 2022 Annual Meeting, nor was willing to improve corporate governance by undoing the by-law change made in April 2022 or put it up for shareholder vote

Without Star Equity Pushing for Change, We Believe the SVT Board Would <u>NOT</u> Be Doing Anything to Prioritize Shareholder Value, Improve Financial and Operating Performance, or Change Composition of its Board, and Corporate Governance Would be Even Worse

SVT's Financial Performance Has Been Disappointing

ATG Segment – Financial Performance

- SVT's aviation segment, "ATG", achieved gross margins between 26% and 30% from 2013 through 2019 (and >30% pre-2013), while segment EBITDA peaked at $7.3M in 2018 and $7.4M in 2019

- However, ATG's financial performance has not shown any meaningful signs of recovery over the last three years; we do not believe the Board and management possess the skillsets, expertise, or resolve to execute a turnaround

- Since appointing Bill Farrell as CEO in April 2022, top-line growth has declined, and bottom-line performance has turned negative
    - ATG has had operating losses in each of the past four quarters, and Q1 2023 revenue declined 1% y/y while SG&A ballooned 23% y/y; saddling the company with higher G&A as revenue and gross profit stagnate

($ millions)	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022	FY 2022	Q1 2023
Total Revenue	$28.60	$31.06	$32.41	$40.42	$48.52	$40.78	$31.68	$9.17	$8.75	$8.82	$8.45	$35.19	$9.06
Growth y/y		8.6%	4.4%	24.7%	20.1%	(15.9%)	(22.3%)	26.9%	11.8%	4.4%	3.2%	11.1%	(1.2%)
Gross Profit	$8.21	$9.14	$9.32	$11.83	$12.89	$7.34	$5.75	$2.35	$0.69	$0.85	$0.23	$4.13	$0.98
Margin %	28.7%	29.4%	28.8%	29.3%	26.6%	18.0%	18.1%	25.7%	7.9%	9.6%	2.8%	11.7%	10.9%
SG&A	$4.49	$4.81	$5.97	$5.42	$6.59	$6.25	$7.66	$1.77	$1.58	$1.54	$1.70	$6.59	$2.18
% of Revenue	15.7%	15.5%	18.4%	13.4%	13.6%	15.3%	24.2%	19.3%	18.0%	17.5%	20.2%	18.7%	24.0%
Operating Income (Loss)	$3.36	$3.77	$2.73	$6.41	$6.30	$0.93	($1.91)	$0.58	($0.88)	($0.69)	($1.47)	($2.46)	($1.19)
Margin %	11.7%	12.1%	8.4%	15.8%	13.0%	2.3%	(6.0%)	6.3%	(10.1%)	(7.8%)	(17.4%)	(7.0%)	(13.1%)
EBITDA	$3.88	$4.38	$3.40	$7.26	$7.43	$2.24	($0.78)	$0.84	($0.63)	($0.45)	($1.22)	($1.46)	($0.94)
% of Revenue	13.6%	14.1%	10.5%	18.0%	15.3%	5.5%	(2.5%)	9.1%	(7.2%)	(5.1%)	(14.4%)	(4.1%)	(10.4%)

[1] *EBITDA is Star Equity's approximation as D&A is not disclosed by segment.*

CPG Segment – Financial Performance [1]

- CPG revenue has not grown over the past decade and has incurred operating losses each year since 2011

- Gross margin % has deteriorated over time; Q1 2023 gross margin was **negative**

- The SVT Board (namely incumbents Cosgrove and Marks, who have been on the Board for 11 and 7 years, respectively) had not communicated a plan to shareholders to improve performance at CPG nor taken any meaningful action to maximize shareholder value until March 30, 2023 when it announced a review of strategic alternatives for CPG; disappointingly, no one on SVT's board has M&A experience

($ millions)	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022	FY 2022	Q1 2023
Total Revenue	$8.13	$7.53	$9.03	$7.44	$6.75	$9.06	$8.88	$2.00	$2.48	$2.17	$1.99	$8.64	$1.74
Growth y/y		(7.4%)	20.0%	(17.6%)	(9.3%)	34.2%	(2.0%)	8.9%	12.6%	(12.1%)	(16.3%)	(2.8%)	(12.9%)
Gross Profit	$0.88	$0.88	$1.51	$0.26	($0.76)	$0.90	$0.24	$0.29	$0.48	$0.67	$0.38	$1.81	($0.07)
Margin %	10.8%	11.7%	16.8%	3.5%	(11.3%)	9.9%	2.7%	14.3%	19.1%	31.0%	19.2%	21.0%	(4.0%)
SG&A	$1.67	$1.86	$1.84	$2.32	$2.32	$1.75	$1.76	$0.41	$0.50	$0.40	$0.53	$1.84	$0.65
% of Revenue	20.5%	24.7%	20.4%	31.2%	34.4%	19.3%	19.8%	20.4%	20.0%	18.5%	26.6%	21.2%	37.4%
Operating Income (Loss)	($1.01)	($1.24)	($0.59)	($2.06)	($3.49)	($0.87)	($1.61)	($0.12)	($0.18)	$0.27	$0.01	($0.02)	($0.72)
Margin %	(12.5%)	(16.5%)	(6.5%)	(27.7%)	(51.6%)	(9.5%)	(18.2%)	(6.2%)	(7.3%)	12.5%	0.6%	(0.2%)	(41.3%)
EBITDA	($0.75)	($0.95)	($0.29)	($1.79)	($3.22)	($0.56)	($1.37)	($0.07)	($0.13)	$0.32	$0.06	$0.19	($0.48)
% of Revenue	(9.2%)	(12.6%)	(3.3%)	(24.1%)	(47.7%)	(6.2%)	(15.5%)	(3.4%)	(5.1%)	14.9%	3.2%	2.2%	(27.7%)

[1] *EBITDA is Star Equity's approximation as D&A is not disclosed by segment.*

SVT's Stock Price Has

Underperformed its Peers

and the Broader Market

SVT Comparable Companies

- While our interest in SVT is driven by the latent value we believe is being suppressed by the decisions of the incumbent Board, we have researched a set of comparable public companies to SVT

- We selected SVT's public comps by screening for <$1bn market cap aircraft components manufacturers operating – at least in part – within the aerospace & defense motion control market

Name	Ticker	Market Cap [1] ($ Millions)	Description
Ducommun Inc.	DCO	$669	Manufactures components and assemblies principally for commercial and military aircraft and space programs. Products include aerostructure and cabin interior components, metal-bond composite assemblies, switches, and other electromechanical products.
CIRCOR International, Inc.	CIR	$634	Provides flow control products and services. Offers valves, instrumentation, actuation, pumps, motors, and regulators. Serves industrial, aerospace, and defense markets worldwide.
Allied Motion Technologies	AMOT	$622	Makes electro-magnetic, mechanical, and electronic controlled motion technologies; much broader product line, but competitive overlap with ATG's products; located 30-minute drive from SVT HQ.
Astronics Corp.	ATRO	$418	Mostly electronics and aircraft lighting systems; some overlap with actuators; they might buy some ATG (or a competitor's) products, located 3 miles from SVT HQ.
CPI Aerostructures, Inc.	CVU	$47	Manufactures structural aircraft parts and sub-assemblies for the commercial and military sectors of the aircraft industry. Provides engineering, technical, and program management services. CPI Aerostructures serves customers worldwide.

[1] As of 3/31/2023

History of Poor Shareholder Returns

- SVT stock price has significantly **underperformed its peer group** [4] over 1-year and 3-year periods

- SVT has also **underperformed the S&P 500 Index and the Russell 2000 Index** over 1-year and 3-year periods in spite of Brent Baird accumulating an 11% position in SVT stock beginning in July 2021
    - We believe his buying has significantly buoyed the price of this thinly traded stock

Total Stockholder Return

	1-Yr [1][2]	3-Yr [1][2]
Servotronics, Inc. (SVT)	-27.7%	56.1%
SVT Peer Group [3]	16.7%	100.2%
AMOT	29.9%	146.8%
ATRO	3.3%	45.5%
CIR	16.9%	128.9%
CVU	28.8%	68.9%
DCO	4.4%	110.8%
S&P 500 Index	-7.8%	66.7%
Russell 2000 Index	-11.6%	62.1%

Source: Bloomberg

[1] As of 3/31/2023.

[2] With dividends reinvested.

[3] Selected by Star Equity based on product offering and market cap criteria.

[4] Peer group as defined on slide 19

Star Equity's Nominees:

a) **Highly Motivated**

b) **Highly Qualified**

c) **Relevant Experience**

d) **Proven Track Records**

It Is Time for *Change* at Servotronics

We believe the incumbent SVT Board as currently composed is **ill-equipped** to execute the strategy the Company has articulated

- SVT is primarily focused on the aerospace industry, but it does not have **one** independent director with **any** aerospace experience

- SVT says its growth strategy is to pursue organic growth in its aerospace business through:
    - Identifying new long-term markets
    - Exploring options for new applications of its existing products
    - Realigning its product mix
    - Investigating new business models

- We are concerned that SVT has indicated plans to use the proceeds from the sale of CPG to pursue acquisitions in the aerospace sector, without the financial strength or Board and management experience to do so

It Is Time for *Change* at Servotronics

	Star Equity Nominees	Incumbent Board
Aerospace Expertise	✔	X
Engineering/Technical Expertise	✔	X
M&A Experience	✔	X
Turnaround Experience	✔	X
Microcap Board Experience	✔	X
Related Party Transactions	X	✔

Star Equity's nominees have the **critical** skillsets and experience the SVT board badly **needs**

Star Equity's Nominees

To address these **significant** gaps on SVT's Board, we have nominated **G. Mark Pomeroy and Richard K. Coleman, Jr. for election at the 2023 Annual Meeting**

- Both of Star Equity's nominees, if elected, would bring to the SVT Board

    1. **Significant aerospace and technical/engineering expertise**

    2. **New perspectives and a sense of urgency and commitment to taking action and improving value for all shareholders**

    Let's take a closer look at Star Equity's nominees and what they would bring to the SVT Board...



G. Mark Pomeroy – Overview



Currently serves as President of Pomme Ventures, LLC, a company that invests in, and provides leadership support for, start-ups in aerospace, energy, and medical devices since 2018

- **Extensive experience in manufacturing, research and development, and aviation** – all of which the SVT Board lacks

- Previously served as Vice President of R&D at LifeScan, Inc., a subsidiary of Johnson & Johnson

- Mr. Pomeroy also was a **Systems Engineer and Contract Administrator for 20 years at GE Aviation**, an aircraft engine supplier and subsidiary of General Electric Company

- Mr. Pomeroy holds a **B.S. degree in Mechanical Engineering, Magna Cum Laude, from Georgia Institute of Technology and a M.S. degree in Management from Massachusetts Institute of Technology**

G. Mark Pomeroy – Relevant Experience

Mr. Pomeroy has the Technical Aviation and Managerial Expertise the SVT Board Needs!

- During his 20-year tenure at General Electric's Aircraft Engine division, Mr. Pomeroy acted as a Six Sigma Master Black Belt staff engineer and managed Fleet Operations and Engine Overhaul Customer Satisfaction

  o As Manager of Fleet Operations, Mr. Pomeroy had P&L responsibility for GE's $2.5 billion portfolio of widebody transport engines

  o As Manager of Engine Overhaul Customer Satisfaction, Mr. Pomeroy led a global team of 79 customer service managers and account coordinators in eight overhaul shops spanning four continents

- Following his time at GE Aviation, Mr. Pomeroy spent 15 years at Johnson & Johnson in various leadership roles overseeing systems engineering and R&D in Endo-Surgery and Diabetes Care

  o At J&J, Mr. Pomeroy led product development for blood glucose monitoring devices and other medical devices

Richard K. Coleman, Jr. – Overview



Currently serves as Chief Executive Officer of Star Equity Holdings, Inc. (Nasdaq: STRR), a diversified holding company

- Richard Coleman is a **high-performance, hands-on operations executive** with a track record of increasing shareholder value for public and private companies

- An **Air Force Academy graduate with significant engineering training,** Mr. Coleman has experience in a number of high-tech ventures including Air Force and commercial R&D, software development, and public company executive leadership

- Mr. Coleman has served as **CEO of three public companies** and as a board member of seven public companies, including as a board chairman

Richard K. Coleman, Jr. – Relevant Experience

Mr. Coleman has the Systems Engineering and Leadership Experience the SVT Board Needs and is a Proven Money Maker for Shareholders!

- History of success in leading public companies through various stages and circumstances, including IPOs, turnarounds, M&A, and profitable, organic growth

- Sprint Corporation (Assistant VP – Network Development/Technology Management): held various technology management positions including responsibility for the company's R&D systems interoperability labs

- MetroNet Communications (Chief Operating Officer): successfully led the company to IPO and prepared it for its multi-billion-dollar sale to AT&T Canada, generating an approximate 900% return for shareholders

- Command Center (Chief Executive Officer): was brought in by the board and frustrated shareholders to resolve activist investor concerns, stabilize the company, and ultimately merge with HireQuest; positive return during his tenure and return of 332% following the reverse merger transaction he structured

- Star Equity Holdings (Chief Executive Officer): appointed CEO in May 2022; oversaw Healthcare restructuring to improve profitability, which led to the division's sale in May 2023 for $40 million; oversaw leadership and operational changes at the company's Construction division leading to record profitable growth

APPENDIX

Schedule of Cosgrove Related Party Fees

- We are concerned with the long history of related party transactions between SVT and incumbent director Edward Cosgrove

- We question Cosgrove's status as an independent director given the conflict of interest between SVT and the law firm he owns, which has received $1.3 million in payments from SVT from 2013 – 2022

Edward Cosgrove Related Party Transactions

Year	Legal Fees Paid	Accrued Unbilled Legal Fees
2012	$ -	
2013	$ 71,000	
2014	$ 129,000	
2015	$ 99,000	
2016	$ 109,000	
2017	$ 205,000	$ 47,000
2018	$ 141,000	$ 19,000
2019	$ 197,000	$ 52,000
2020	$ 183,000	$ 19,000
2021	$ 85,000	$ 15,000
2022	$ 51,000	$ 13,000
Total	$ 1,283,000	

Contact us

John Glenn Grau

InvestorCom

O: (203) 295-7841

M: (646) 242-0410

jgrau@investor-com.com

Lena Cati

Senior Vice President

The Equity Group Inc.

O: (212) 836-9611

lcati@equityny.com